UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PETROBRAS ANNOUNCES THE PRICING OF
U.S. DOLLAR-DENOMINATED GLOBAL NOTES

RIO DE JANEIRO, BRAZIL – June 2, 2021 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces the pricing of global notes denominated in U.S. Dollars (the “Notes”) to be issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”). The Notes will be unsecured obligations of PGF and will be fully and unconditionally guaranteed by Petrobras. Closing is expected to occur on June 10, 2021.

The terms of the 5.500% Global Notes due 2051 are as follows:

•	Issue: 5.500% Global Notes due 2051
•	Amount: US$1,500,000,000
•	Coupon: 5.500%
•	Interest Payment Dates: June 10 and December 10 of each year, commencing on December 10, 2021
•	Issue price: 96.446%
•	Yield to Investors: 5.750%
•	Maturity: June 10, 2051

PGF intends to use the net proceeds from the sale of the Notes to repurchase its 6.750% Global Notes due 2050, 5.093% Global Notes due 2030, 6.250% Global Notes due 2024, 5.299% Global Notes due 2025, 6.900% Global Notes due 2049, 6.875% Global Notes due 2040, 8.750% Global Notes due 2026, 7.375% Global Notes due 2027, 5.999% Global Notes due 2028, 5.750% Global Notes due 2029, 6.750% Global Notes due 2041, 5.625% Global Notes due 2043 and 7.250% Global Notes due 2044, in each case that PGF accepts for purchase in the tender offers announced concurrently with the offering of the Notes, and to use any remaining net proceeds for general corporate purposes.

This announcement is for informational purposes only, and does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase any securities. There shall be no offer or sale of the Notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement is not addressed to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling any Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This announcement is not addressed to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling any Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling any Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

This announcement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant person.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS
By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney in Fact

By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney in Fact

Date: June 2, 2021